UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated September 17, 2026

Commission File Number: 001-42939

The Magnum Ice Cream Company N.V.
(Translation of registrant's name into English)

Reguliersdwarsstraat 63
1017 BK Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This report on Form 6-K contains a Stock Exchange Announcement dated September 17, 2026 entitled ‘Annual General Meeting - Update Statement – Resolution 5 Voting Outcome’.

Annual General Meeting - Update Statement – Resolution 5 Voting Outcome

The Magnum Ice Cream Company N.V.

(TMICC or the Company)

Annual General Meeting - Update Statement – Resolution 5 Voting Outcome

The Company provides this update statement on its engagement with shareholders following the Annual General Meeting (AGM) held on 7 May 2026. Whilst a clear majority of shareholders, 77.37%, voted in favour of Resolution 5 (Proposal to adopt the Foundation Plan for Growth); the UK Corporate Governance Code requires an update statement to be published where a resolution receives more than 20% of votes against.

The Board engaged extensively with shareholders and governance bodies as the Foundation Plan was developed, and continues to believe that it balances accountability, an ownership mindset, alignment with shareholder interests and long-term value creation. The Board also notes that it rightly carries downside risk for senior leaders from their direct co-investment. Through this detailed engagement, the Company developed a strong understanding of stakeholder views on the Foundation Plan and received support from a clear majority.

Following the AGM in May, the Board continued this process of engagement with shareholders and, taking into account this feedback, concluded that no further actions are necessary at this time.

The Board would like to thank all the shareholders who have engaged with the Company for their continuing feedback and support.  In line with its normal practice, the Board will continue to engage with shareholders and their representative bodies and will provide further updates in the Company’s 2026 Annual Report.

Enquiries
Media Relations media.relations-tmicc@magnumicecream.com	Investor Relations investor.relations-tmicc@magnumicecream.com

About The Magnum Ice Cream Company

The Magnum Ice Cream Company N.V. EURONEXT: MICC/ NYSE: MICC/ LSE: MICC is the world's leading ice cream business. Home to four of the world's five largest ice cream brands: Magnum, Ben & Jerry's, Cornetto and the Heartbrand, our portfolio delights consumers in 80 markets around the world. Headquartered in Amsterdam, The Netherlands, we have a global team of 19,000 employees, a network of 32 factories, 13 R&D centres, and a fleet of three million freezer cabinets. For more information, visit www.corporate.magnumicecream.com. TMICC's legal entity identifier is 25490052LLF3XH6G9847.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Magnum Ice Cream Company N.V.
(Registrant)

Date: September 17, 2026	/s/ Vanessa Vilar
Vanessa Vilar
Chief Legal Officer